FREEROLLS ENTERTAINMENT, INC.

UNAUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION ON SEPTEMBER 18, 2017

THROUGH SEPTEMBER 19, 2017

FREEROLLS ENTERTAINMENT, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS


INDEPENDENT ACCOUNTANT'S REVIEW REPORT


BOARD OF DIRECTORS
FREEROLLS ENTERTAINMENT, INC.

WE HAVE REVIEWED THE ACCOMPANYING FINANCIAL STATEMENTS OF FREEROLLS ENTERTAINMENT, INC. (THE COMPANY), WHICH COMPRISE THE BALANCE SHEET AS OF SEPTEMBER 19, 2017, THE RELATED STATEMENT OF OPERATIONS, CHANGES IN STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD FROM INCEPTION ON SEPTEMBER 18, 2017 THROUGH SEPTEMBER 19, 2017, AND THE RELATED NOTES TO THE FINANCIAL STATEMENTS (COLLECTIVELY, THE FINANCIAL STATEMENTS). A REVIEW INCLUDES PRIMARILY APPLYING ANALYTICAL PROCEDURES TO MANAGEMENT'S FINANCIAL DATA AND MAKING INQUIRIES OF MANAGEMENT. A REVIEW IS SUBSTANTIALLY LESS IN SCOPE THAN AN AUDIT, THE OBJECTIVE OF WHICH IS THE EXPRESSION OF AN OPINION REGARDING THE FINANCIAL STATEMENTS AS A WHOLE. ACCORDINGLY, WE DO NOT EXPRESS SUCH AN OPINION.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
MANAGEMENT IS RESPONSIBLE FOR THE PREPARATION AND FAIR PRESENTATION OF THESE FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA; THIS INCLUDES THE DESIGN, IMPLEMENTATION AND MAINTENANCE OF INTERNAL CONTROL RELEVANT TO THE PREPARATION AND FAIR PRESENTATION OF FINANCIAL STATEMENTS THAT ARE FREE FROM MATERIAL MISSTATEMENT, WHETHER DUE TO FRAUD OR ERROR.

ACCOUNTANT'S RESPONSIBILITY
OUR RESPONSIBILITY IS TO CONDUCT THE REVIEW ENGAGEMENT IN ACCORDANCE WITH STATEMENTS ON STANDARDS FOR ACCOUNTING AND REVIEW SERVICES PROMULGATED BY THE ACCOUNTING AND REVIEW SERVICES COMMITTEE OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THOSE STANDARDS REQUIRE US TO PERFORM PROCEDURES TO OBTAIN LIMITED ASSURANCE AS A BASIS FOR REPORTING WHETHER WE ARE AWARE OF ANY MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE FINANCIAL STATEMENTS FOR THEM TO BE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. WE BELIEVE THAT THE RESULTS OF OUR PROCEDURES PROVIDE A REASONABLE BASIS FOR OUR CONCLUSION.

ACCOUNTANT'S CONCLUSION
BASED ON OUR REVIEW, WE ARE NOT AWARE OF ANY MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE ACCOMPANYING FINANCIAL STATEMENTS IN ORDER FOR THEM TO BE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

EMPHASIS OF MATTER
THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN PREPARED ASSUMING THAT THE COMPANY WILL CONTINUE AS A GOING CONCERN. AS DISCUSSED IN NOTE 3 TO THE FINANCIAL STATEMENTS, THE COMPANY HAS SUFFERED OPERATING LOSSES SINCE INCEPTION, HAS LIMITED FINANCIAL RESOURCES, AND HAS A WORKING CAPITAL DEFICIT THAT RAISES AN UNCERTAINTY ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN. MANAGEMENT'S PLANS IN REGARD TO THESE MATTERS ARE ALSO DESCRIBED IN NOTE 3. THE FINANCIAL STATEMENTS DO NOT INCLUDE ANY ADJUSTMENTS THAT MIGHT RESULT FROM THE OUTCOME OF THIS UNCERTAINTY. OUR CONCLUSION IS NOT MODIFIED WITH RESPECT TO THIS MATTER.

MAC ACCOUNTING GROUP, LLP

MIDVALE, UTAH
OCTOBER 4, 2017

FREEROLLS ENTERTAINMENT, INC.
UNAUDITED BALANCE SHEET

<u>**September 19, 2017**</u>

ASSETS

Current assets:		
Cash	$	30
Prepaid expense		1,000
Total current assets		1,030
Total assets	$	1,030

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:		
Short-term advances	$	1,130
Total current liabilities		1,130
Total liabilities		1,130
Stockholders' deficit:		
Preferred stock, $0.001 par value, 1,000,000 shares authorized:		
0 shares issued and outstanding,		-
Common stock; $0.001 par value, 100,000,000 shares authorized, 0 shares		
issued and outstanding, respectively		-
Accumulated deficit		(100)
Total stockholders' deficit		(100)
Total liabilities and stockholders' deficit	$	1,030

See accompanying notes to unaudited financial statements

FREEROLLS ENTERTAINMENT, INC.
UNAUDITED STATEMENT OF OPERATIONS

	From Inception on September 18, 2017 through September 19, 2017
Operating expenses:	
Selling, general and administrative	$ 100
Total operating expenses	100
Loss from operations	(100)
Other income (expense):	
Interest expense	-
Total other income (expense)	-
Loss before income taxes	(100)
Provision for income taxes	-
Net loss	$ (100)
Net loss per share, basic and diluted	$ -
Weighted average number of common shares outstanding, basic and diluted	-

See accompanying notes to unaudited financial statements

FREEROLLS ENTERTAINMENT, INC.
UNAUDITED STATEMENT OF STOCKHOLDERS' DEFICIT

| | Preferred Stock | | Common Stock | | Accumulated | |
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at inception, September 18, 2017	-	$ -	-	$ -	$ -	$ -
Net loss	-	-	-	-	(100)	(100)
Balance, September 19, 2017	-	$ -	-	$ -	$ (100)	$ (100)

See accompanying notes to unaudited financial statements

F5

FREEROLLS ENTERTAINMENT, INC.
UNAUDITED CASH FLOW STATEMENT

	From Inception on September 18, 2017 through September 19, 2017
Cash flows from operating activities:	
Net loss	$ (100)
Adjustments to reconcile net loss to net cash used in operating activities	-
Change in operating assets and liabilities:	
Prepaid expense	(1,000)
Net cash used in operating activities	(1,100)
Cash flows from investing activities	-
Cash flows from financing activities:	
Proceeds from short term advances	1,130
Net cash provided by financing activities	1,130
Net increase in cash	30
Cash, beginning of the period	-
Cash, end of the period	$ 30
Supplemental information:	
Cash paid for:	
Taxes	$ -
Interest expense	$ -

See accompanying notes to unaudited financial statements

FREEROLLS ENTERTAINMENT, INC
NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, NATURE OF BUSINESS

Freerolls Entertainment, Inc. (the "Company"), a Utah Corporation, is a Houston based company focused on exposing its members to a 100% legal and free live poker playing experience. The Company's business model seeks to revolutionize the way private clubs offer live poker to their membership base in the state of Texas. Freerolls Entertainment is the first private club to offer the live poker playing experience to its members at no cost beyond membership fees. Freerolls Entertainment was incorporated in the state of Utah and began operations on September 18, 2017. It is important to note that illegal gambling exists in the state of Texas such as casinos, slot rooms and live poker games conducted in non-private establishments. There is a provision in the law that allows private clubs to host poker games as long as certain rules apply. One of those rules is that the establishment cannot make any money from game play. To stay legal and make money, private clubs charge a “seat rental fee” to players at the poker table. That enables the club to make money from the players who rent a seat at the table without charging the players for game play. Although that approach is legal, Freerolls Entertainment goes one step further. The Freerolls Entertainment Poker Clubs are the newest innovation on an idea that has been around a long time. Our clubs charge nothing for a person to sit at the poker table, because all of our tables are advertiser sponsored. Accordingly, our poker players are required to watch a 30-second advertisement showing on a small screen embedded into the table and respond to the ad with the push of a button. The accompanying financial statements reflect the status of Freerolls Entertainment, Inc. for the period from inception on September 18, 2017 through September 19, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Interim Financial Information

The interim financial information of the Company as of September 19, 2017 is unaudited. The accompanying financial statements have been prepared in accordance with U. S. generally accepted accounting principles for interim financial statements. Accordingly, they omit or condense notes and certain other information normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles. The results of operations for any interim period are not necessarily indicative of the results that can be expected for a full fiscal year.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks and on hand and highly liquid investments which are unrestricted as to withdrawal or use. As of September 19, 2017, the Company had no cash equivalents.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

The Company follows the guidance promulgated by Accounting Standards Codification ("ASC") 740-10, *Accounting for Uncertainty in Income Taxes,* which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. The Company will file a separate federal income tax return in the United States and state tax returns where applicable.

NOTE 3 – GOING CONCERN

  The Company has incurred operating losses since inception, has limited financial resources and a working capital deficit of $30 at September 19, 2017. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital and, ultimately, achieve profitable operations. Management's plans to address the Company's continuing existence include obtaining debt or equity funding from private or institutional sources or obtaining loans from financial institutions and individuals, where possible. The accompanying unaudited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – SHORT-TERM ADVANCES

  Since the inception of the Company, we have relied on cash advances from certain investors to fund our operations. These advances generally have no specified repayment terms and no stated rate of interest. All advances are considered by us to be due on demand until such time as the advances are converted into notes payable, exchanged for the issuance of shares of our common stock, or arrangements are made for other formal repayment terms. At September 19, 2017, the Company's short-term advances were $1,100.

NOTE 5 – SUBSEQUENT EVENTS

  The Company has evaluated subsequent events through October 4, 2017, the date on which the financial statements were available to be issued, and there are no subsequent events to report.